Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2005, 2004 and 2003

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2005	2004	2003
Basic - assumes no dilution:
Net income for the period	$77,273	$56,313	$18,975

Weighted average number of common shares outstanding during the period	42,913	42,762	42,713

Net income per share - basic	$1.80	$1.32	$0.44

Diluted - assumes full dilution:
Net income for the period	$77,273	$56,313	$18,975
Interest expense, net of tax, on dilutive Senior Convertible Notes	2,737	2,737	—

Adjusted net income for the period	$80,010	$59,050	$18,975

Weighted average number of common shares outstanding during the period	42,913	42,762	42,713
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	136	58	16
Common stock units related to Deferred Equity Compensation Plan for Directors	192	159	148
Common stock units related to Deferred Compensation Plan for Employees	146	25	27
Restricted common stock units related to Incentive Compensation Plan	155	—	—
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	4,343	4,343	—

Total common and common equivalent shares adjusted to calculate diluted earnings per share	47,885	47,347	42,904

Net income per share - diluted	$1.67	$1.25	$0.44

Percentage of dilution compared to basic net income per share	7.2%	5.3%	0.0%